Exhibit 99.3

EXECUTION VERSION

TRANSFER RESTRICTION AGREEMENT

This TRANSFER RESTRICTION AGREEMENT (this “Agreement”), dated as of October 17, 2023, is entered into by and between Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”) and each of the individuals or entities set forth on Schedule A (each, a “Shareholder”). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Purchase Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Parent and Olink Holding AB (publ), a public limited liability company organized under the Laws of Sweden (the “Company”), are entering into that certain Purchase Agreement, dated as of the date hereof (as it may be amended from time to time pursuant to the terms thereof, the “Purchase Agreement”), which provides, among other things, for Buyer to commence a tender offer to purchase any (subject to the Minimum Tender Condition and the conditions to the Offer set forth in the Purchase Agreement (as such conditions may be waived or amended, as provided in the Purchase Agreement)) and all of the outstanding common shares, quota value SEK 2.431906612623020 per share, of the Company (any such shares, “Common Shares”), including each outstanding Common Share represented by any outstanding American Depositary Shares of the Company (the “ADSs” and, together with the Common Shares, the “Shares”);

WHEREAS, as of the date of this Agreement, each Shareholder owns beneficially or is the record holder and beneficial owner of the number of Shares, including Shares underlying any ADSs, set forth opposite such Shareholder’s name on Schedule A (all such Shares set forth on Schedule A next to the Shareholder’s name, the “Existing Shares”, and such Existing Shares, together with any Shares that are hereafter issued to or otherwise directly or indirectly acquired by such Shareholder prior to the valid termination of this Agreement in accordance with its terms, including any Shares acquired by such Shareholder (a) upon the exercise of Company Stock Options after the date hereof, (b) in accordance with the terms of any awards under any Company Equity Plan, including any Company RSUs, or (c) by means of any purchase, dividend, distribution, stock split, recapitalization, combination or exchange of shares, conversion of convertible shares, merger, consolidation, reorganization or other change or transaction, in one or a series of related transactions, of or by the Company or otherwise, the “Subject Shares”); and

WHEREAS, as a condition to the willingness of Parent to enter into the Purchase Agreement, each Shareholder, severally and not jointly, and on such Shareholder’s own account with respect to its Subject Shares, has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

NO TRANSFER; NO INCONSISTENT ARRANGEMENTS

Each Shareholder hereby covenants and agrees that until the valid termination of this Agreement in accordance with its terms:

1.1           No Transfer; No Inconsistent Arrangements. Except as provided hereunder, from and after the date hereof and until the valid termination of this Agreement in accordance with its terms, such Shareholder shall not, directly or indirectly, (a) create or permit to exist any Lien, other than Permitted Liens, on any of such Shareholder’s Subject Shares, (b) offer, transfer, sell (including short sell), assign, loan, encumber, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of (whether by sale, liquidation, dissolution, dividend or distribution), or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Shareholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (c) enter into any Contract with respect to any Transfer of such Shareholder’s Subject Shares or any legal or beneficial or other interest therein, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Shareholder’s Subject Shares or any interest therein, (e) deposit or permit the deposit of any of such Shareholder’s Subject Shares into a voting trust, enter into a voting agreement, understanding or arrangement with respect to any of such Shareholder’s Subject Shares or tender any of such Shareholder’s Subject Shares in a tender offer or (f) take or knowingly permit any other action that would in any way prohibit or materially restrict, limit or interfere with the performance of such Shareholder’s obligations under this Agreement or the consummation of the transactions contemplated hereby. Any action taken in violation of the foregoing sentence shall be null and void ab initio and such Shareholder agrees that any such prohibited action may and shall be enjoined. Notwithstanding the foregoing, any Shareholder may Transfer Subject Shares (i) if an entity, to any Affiliate of such Shareholder, or (ii) if a natural person, (A) to any member of such Shareholder’s immediate family, (B) to a trust for the sole benefit of such Shareholder or any member of such Shareholder’s immediate family, the sole trustees of which are such Shareholder or any member of such Shareholder’s immediate family, (C) by will or under the laws of intestacy upon the death of such Shareholder, (D) to a charitable organization, (iii) to any custodian or nominee for the purpose of holding such Subject Shares for the account of the Shareholder or its Affiliates (provided that such Shareholder maintain all investment and voting control to allow such Shareholder to comply with the terms of this Agreement with respect to the Subject Shares), or (iv) in connection with the tender of Subject Shares in the Offer as provided hereunder and under the Purchase Agreement (the Transfers described in clauses (i), (ii) or (iii) (that, with respect to Transfers described in clauses (i) and (ii), comply with the joinder required by the following proviso), the “Permitted Transfers”); provided that any such transfer referred to in clauses (i) or (ii)(A) through (D) shall be permitted only if the transferee shall have executed and delivered to Parent and Buyer, a joinder to this Agreement pursuant to which such transferee shall be bound by all of the terms and provisions of this Agreement. If any involuntary Transfer of any of such Shareholder’s Subject Shares in the Company shall occur (including, but not limited to, a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a Buyer at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement in accordance with its terms. Notwithstanding anything in this Agreement to the contrary, such Shareholder may make Transfers of its Subject Shares as Parent may agree by written consent.

ARTICLE II
MISCELLANEOUS

2.1           Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in person, (b) when sent, if sent by email, (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one (1) Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(i)	if to Parent:

Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, MA 02

Attention:	Michael Boxer, Senior Vice President and General Counsel
Jonas Svedlund, Vice President and Deputy General Counsel

with an additional copy (which will not constitute notice) to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

Attention:	Ting S. Chen
Bethany A. Pfalzgraf

Email:	tchen@cravath.com
bpfalzgraf@cravath.com

(ii)	if to a Shareholder, the addresses specified on Schedule A.

2.2           Termination. This Agreement shall terminate automatically with respect to all Shareholders, without any notice or other action by any Person, upon the valid termination of the Transfer and Support Agreement, dated as of October 17, 2023, by and among Parent and the individuals party thereto. Notwithstanding the foregoing, in the event Parent or Buyer brings a Dispute regarding a breach of any term of this Agreement by any Shareholder, this Agreement shall remain in effect until the resolution of such Dispute. For the avoidance of doubt, this Agreement shall survive any termination of the Purchase Agreement other than as set forth in clause (a) of the first sentence of this Section 2.2. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided that this Article II shall survive any termination of this Agreement. Neither the provisions of this Section 2.2 nor the termination of this Agreement shall relieve any party hereto from any liability of such party to any other party arising out of or in connection with a breach of this Agreement.

2.3           Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

2.4           Expenses. All fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses, whether or not the Offer or the Transactions are consummated.

2.5           Entire Agreement; Assignment. This Agreement, together with Schedule A and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior negotiations, agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Subject to Section 1.1, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of (a) Parent and Buyer, in the case of an assignment by a Shareholder, and (b) the Shareholders, in the case of an assignment by Parent or Buyer, and, in each case, any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided that Parent or Buyer may assign any of their respective rights and obligations to one or more Affiliates at any time (provided, that such assignment shall not (i) impede or delay the consummation of the Transactions or otherwise impede the rights of the Shareholder hereunder or (ii) relieve Parent or Buyer, as the case may be, of its obligations hereunder).

2.6           Enforcement of the Agreement. The parties hereto acknowledge and agree that, in the event of any breach of this Agreement, irreparable harm would occur that monetary damages (even if available) could not make whole. It is accordingly agreed that each party hereto will be entitled to specific performance as the sole and exclusive remedy for any breach of this Agreement. The parties hereto will, and hereby do, waive, in any action for specific performance, (i) the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement and (ii) any requirement for the posting of a bond or undertaking in connection with any action for specific performance of this Agreement. The parties hereto agree that the right of specific performance is an integral part of the Transactions contemplated hereby and without that right, none of the parties would have entered into this Agreement.

2.7           Jurisdiction; Waiver of Jury Trial. Subject to Section 2.7(n), any and all disputes, controversies or claims arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, including as to the formation, existence, validity, enforceability, interpretation, performance, breach and/or termination of this Agreement, including any dispute as to the scope or enforceability of this Section 2.7, between the parties to this Agreement as well as successors to such parties (each, a “Dispute”), shall be referred to, and exclusively resolved by, arbitration, except in limited circumstances provided in Sections 2.7(g), 2.7(h), 2.7(m) and 2.7(n), administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”), in accordance with its Rules of Arbitration in effect at the time the arbitration is initiated (“Rules”), except as they may be modified by mutual agreement of the parties hereto or as otherwise modified in this Section 2.7. Each party hereto agrees that it will not attempt to challenge, deny or defeat the jurisdiction of the Arbitral Tribunal or bring any action, suit or proceeding in any court with respect to any Dispute, except in limited circumstances provided in Sections 2.7(g), 2.7(h), 2.7(m) and 2.7(n).

(a)            The arbitration shall be conducted by an arbitral tribunal (the “Arbitral Tribunal”) composed of three arbitrators. One arbitrator shall be nominated by Parent and one arbitrator shall be nominated by the Summa Parties. The party demanding arbitration shall nominate its arbitrator concurrently with such request and the other party shall do so within twenty (20) days from receipt of the demand for arbitration. In the event that the other party fails to nominate an arbitrator, or deliver notification of such nomination to the party demanding arbitration and to the ICC, within this time period, the party requesting arbitration shall have the right to request that the ICC appoint all three arbitrators within twenty (20) days of the ICC receiving such request in accordance with the ICC Rules. The two party-appointed arbitrators shall nominate by mutual agreement the third arbitrator within twenty (20) days of their appointment. If the two party-appointed arbitrators fail to nominate a third arbitrator within this time period, then any party shall have the right to demand that ICC nominate the third arbitrator within twenty (20) days of the ICC receiving such demand in accordance with the ICC Rules. The third arbitrator shall serve as chairman of the Arbitral Tribunal.

(b)            The seat, or legal place, of arbitration shall be the city of New York, New York, and the language to be used in the arbitral proceedings shall be English, and all evidence that is produced in Swedish must be translated into English. The governing law of this agreement to arbitrate shall be the law of the State of Delaware.

(c)            Each arbitrator shall be (i) qualified to practice law in the State of New York, (ii) fluent in the English language, (iii) independent of the parties hereto and (iv) a lawyer or retired judge with at least fifteen years’ experience practicing in New York in mergers and acquisitions of public companies in the United States (which may, for the avoidance of doubt, include a litigator with at least fifteen years’ experience practicing in New York handling U.S. public company mergers and acquisitions disputes). No arbitrator shall be an employee, officer, director, consultant, contractor or other service provider of the parties hereto or of their respective affiliates, nor shall any arbitrator have any interest that would be affected in any material respect by the outcome of the Dispute.

(d)            The Arbitral Tribunal shall have sole discretion as to the establishment of deadlines for any arbitration, provided, however, that failure of the Arbitral Tribunal to comply with any time period it sets shall not affect in any way the jurisdiction of the Arbitral Tribunal or the validity of its Award, including in connection with the timeframe for the Arbitral Tribunal to render its Award, which shall, in any case, be in accordance with the Rules. Any application for the correction, interpretation or completion of omission of the Award under the Rules shall be filed expeditiously in accordance with the Rules.

(e)            Any request for production of documents or other information shall be subject to the express authorization of the Arbitral Tribunal, which shall endeavor to ensure that any such requests are as limited and disciplined as is consistent with the just resolution of the Dispute. Each of the Company, Parent and Buyer (i) expressly waive any right to seek evidence under Section 1782 of title 28 of the U.S. Code or any other provision contained in the arbitration or other procedural rules or laws of any jurisdiction and (ii) agree that Article 3 of the IBA Rules on the Taking of Evidence in International Arbitration shall apply to the arbitration.

(f)             Each party hereto hereby agrees that the Arbitral Tribunal shall have the power to award equitable remedies, including specific performance, injunctive relief, declaratory judgements or other equitable relief (an “Award”), and is specifically empowered to order the parties hereto to take any and all actions contemplated or required by this Agreement, in each case in accordance with, and subject to the terms and conditions of, this Agreement. Any Award rendered by the Arbitral Tribunal acting by a majority (including for equitable relief, injunctive relief, specific performance or monetary damages) shall be in writing and fully enforceable against, and final, nonappealable and binding on the parties and their respective successors and assigns. Each Award of the Arbitral Tribunal shall be unreviewable for error of law or fact or legal reasoning of any kind. Each party hereto waives any form of appeal against any Award of the Arbitral Tribunal. The parties undertake to carry out each Award of the Arbitral Tribunal without delay. Judgment upon any Award may be entered by any court of competent jurisdiction and, to the maximum extent permitted by applicable law, such court shall have power to enforce the Award, regardless of whether the relief sought is characterized as legal, equitable or otherwise.

(g)            Prior to the constitution of an Arbitral Tribunal, the Parties may request conservatory or interim measures from the courts in accordance with Section 2.7(h) or from an Emergency Arbitrator in accordance with the ICC Rules. After the constitution of an Arbitral Tribunal, all conservatory or interim measures may also be requested directly from the Arbitral Tribunal, which may sustain, modify or revoke any measures previously granted by the courts in accordance with Section 2.7(h) or from the Emergency Arbitrator, as the case may be.

(h)            Conservatory or interim measures sought prior to the constitution of an Arbitral Tribunal and actions to enforce any Award, may be requested by any party in any state or federal court located in the State of Delaware or in any Swedish or Norwegian court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, it being understood and agreed that the consents to jurisdiction and venue set forth in this Section 2.7 shall not be construed as general consents to service of process in such jurisdiction or venue.

(i)             In order to facilitate the comprehensive resolution of related Disputes and to avoid inconsistent decisions in related Disputes, upon request of any party to an arbitration proceeding commenced pursuant to this Section 2.7, any proceeding commenced by a subsequent demand for arbitration under the provisions of this Section 2.7 may be consolidated with the earlier-commenced arbitration proceeding, as determined within the discretion of the arbitral tribunal appointed in the first-commenced arbitration proceeding if it determines that (i) the proceedings are compatible, and (ii) there is no unjustifiable harm caused to one of the parties to the consolidated arbitrations. If the first-appointed Arbitral Tribunal determines that the arbitrations shall be consolidated, the first-appointed Arbitral Tribunal shall have jurisdiction over the consolidated arbitration to the exclusion of any other arbitral tribunal and any appointment of an arbitral tribunal in relation to the other arbitrations will be deemed to be functus officio, without prejudice to the validity of any act done or order made by that tribunal or by the ICC in support of that arbitration before the consolidation.

(j)             The costs and expenses of the arbitral proceedings, including, but not limited, to the administrative costs of the ICC and arbitrators’ fees, when applicable, shall be borne by each party as per the ICC Rules. Upon rendering any Award, the Arbitral Tribunal, in its discretion, may allocate among the parties to the arbitration any costs and expenses of the arbitration, including the fees and expenses of the arbitrators and reasonable attorney’s fees, expert witness expenses and other costs incurred by the parties.

(k)            In the event that one or more parties requests conservatory or interim measures from the courts in accordance with Section 2.7(h), process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court, including as provided for in the last two sentences of this Section 2.7(k). The parties hereto agree that a final judgment in any suit, action or proceeding brought in accordance with Section 2.7(h) or 2.7(n) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of Summa Equity AB and the Majority Holder irrevocably consents to the service of process in any action or proceeding arising out of or relating to this Agreement or the Transactions outside the territorial jurisdiction of the courts referred to in Section 2.7 by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 5.1 or to CT Corporation and that such corporation is hereby designated as agent for service of process in connection with any such proceeding. However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

(l)             The parties agree that the arbitral proceedings shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed other than to the Arbitral Tribunal, the ICC, the parties, their counsel, accountants and auditors, insurers and re-insurers, financial advisors, representatives and any person necessary to the conduct of the proceeding. The confidentiality obligations shall not apply (i) if disclosure is required by any applicable law, rule or regulation, or in judicial or administrative proceedings or (ii) as far as disclosure is necessary or appropriate to enforce the rights arising out of the award.

(m)           The agreement to arbitrate under this Section 2.7 shall be specifically enforceable. The parties irrevocably submit to the non-exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, or, solely in the event that such court declines to exercise jurisdiction, the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County, or the competent judicial courts of Stockholm, Sweden or Oslo, Norway, each for the limited purpose of enforcing this agreement to arbitrate, including any action to compel arbitration or to stay or enjoin any action or proceeding commenced or prosecuted in violation of this Section 2.7 and irrevocably waive any objection to venue for such a proceeding in any such court (including but not limited to an objection based on the doctrine of forum non conveniens).

(n)            Notwithstanding anything to the contrary set forth herein, with respect to any claim by a party hereto (an “Injunctive Claimant”) for equitable or injunctive relief arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, including but not limited to specific performance in accordance with Section 5.6(b), against another party hereto (an “Injunctive Claim”), the Injunctive Claimant has the right, but not the obligation, to bring such Injunctive Claim in the Court of Chancery of the State of Delaware and any appellate court thereof. With respect to an Injunctive Claim, each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of such courts. Each party hereby waives and agrees not to assert, by way of motion or otherwise, any claim or defense (i) that such Injunctive Claim is not subject to the jurisdiction of the above-named courts, (ii) that such Injunctive Claim should be dismissed on grounds of forum non conveniens or should be transferred or removed to any court other than one of the above-named courts, (iii) that such Injunctive Claim should be stayed or dismissed by reason of the pendency of any arbitration commenced under this Section 2.7, other than on earlier-filed arbitration proceeding brought by the Claimant asserting the same claim as the Injunctive Claim, or by reason of the pendency of any other proceeding brought in any other court, or (iv) that this Agreement or the subject matter hereof may not be specifically enforced in or by such court.

(o)            EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION OR ANY OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

5.8           Governing Law. This Agreement and any Action arising out of or relating to this Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof; provided, however, that notwithstanding the foregoing, any matters concerning or implicating the Company Board’s fiduciary duties (including the extent of the enforceability of this Agreement against the Company and its shareholders) shall be governed by and construed in accordance with the applicable Laws of Sweden.

2.9           Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

2.10         Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except that, (i) as of the Acceptance Time, this Agreement shall be deemed to be for the additional benefit of the Company and shall be enforceable by each thereafter and (ii) Non-Party Affiliates are intended third party beneficiaries of Section 2.21.

2.11         Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement (i) shall remain in full force and effect and (ii) will be enforced so as to conform to the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the fullest extent possible.

2.12         Counterparts. This Agreement may be executed and delivered (including by Electronic Delivery) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by Electronic Delivery shall be deemed to be an original and effective as delivery of a manually executed counterpart of this Agreement. No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

2.13         Interpretation. When reference is made in this Agreement to a Section, such reference will be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. Any references herein to a Law means such Law as amended from time to time and includes any successor Law thereto and any regulations promulgated thereunder. References to a Person are also to its permitted successors and assigns. The number of months after or before a certain day shall be computed by counting such number of calendar months from such day, exclusive of the calendar month in which such day occurs, and shall include the day of the month in the last month counted, unless there is not so many days in the last month counted, in which case the period computed shall expire within the last day of the month counted. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. For the avoidance of doubt, with respect to any provisions of this Agreement that survive termination of this Agreement in accordance with Section 2.2, any defined terms used in such provisions (including any terms defined in the Purchase Agreement, which shall have the meanings set forth therein notwithstanding any termination of the Purchase Agreement) shall continue to have the same meanings as such defined terms had prior to such termination.

2.14         Further Assurances. Subject to the terms and conditions of this Agreement, upon the reasonable request of Parent, each Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to perform its obligations under this Agreement.

2.15         Capacity as Shareholder. Each Shareholder signs this Agreement solely in such Shareholder’s capacity as a shareholder of the Company, and not in such Shareholder’s capacity as a director, officer or employee of the Company. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer, and no action taken in any such capacity as an officer or director of the Company shall be deemed to constitute a breach of this Agreement.

2.16         Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the valid termination of this Agreement in accordance with its terms.

2.17         No Agreement Until Executed. Irrespective of negotiations between the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until (a) the Purchase Agreement is executed by all parties thereto and (b) this Agreement is executed and delivered by each party hereto.

2.18         Shareholder Obligation Several and Not Joint. The obligations of each Shareholder hereunder shall be several and not joint, and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.

2.19         No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company, Parent or Buyer any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to the Shareholder.

2.20         Definitions. All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Purchase Agreement. For purposes of this Agreement:

(a)            “ADSs” has the meaning set forth in the Recitals.

(b)            “Agreement” has the meaning set forth in the Preamble.

(c)            “Arbitral Tribunal” has the meaning set forth in Section 2.7(a).

(d)            “Arbitration Parties” has the meaning set forth in Section 2.7(a).

(e)            “Award” has the meaning set forth in Section 2.7(f).

(f)             “beneficially” and “beneficial” (and any cognates thereof) have the correspondent meaning set forth in Rule 13d-3 under the Exchange Act.

(g)            “Claimant” has the meaning set forth in Section 2.7(a).

(h)            “Common Shares” has the meaning set forth in the Recitals.

(i)             “Company” has the meaning set forth in the Recitals.

(j)             “Consent” means any approval, consent, ratification, permission, waiver or authorization.

(k)            “Dispute” has the meaning set forth in Section 2.7.

(l)             “Existing Shares” has the meaning set forth in the Recitals.

(m)            “ICC” has the meaning set forth in Section 2.7(a).

(n)            “Injunctive Claimant” has the meaning set forth in Section 2.7(n).

(o)            “Injunctive Claim” has the meaning set forth in Section 2.7(a).

(p)            “Non-Party Affiliates” has the meaning set forth in Section 2.21.

(q)            “Parent” has the meaning set forth in the Preamble.

(r)            “Permitted Transfers” has the meaning set forth in Section 1.1.

(s)            “Permitted Liens” means (i) any Lien imposed or that may be imposed pursuant to (A) this Agreement and (B) any applicable restrictions on transfer under the Securities Act, the Exchange Act, any Swedish securities Law or any other federal, state or foreign securities Law, (ii) any right, agreement, understanding or arrangement which represents only a financial interest in the cash received upon sale of the Subject Shares and not a Lien upon the Subject Shares prior to such sale; and (iii) any community property interests under applicable Law.

(t)             “Purchase Agreement” has the meaning set forth in the Recitals.

(u)            “Respondent” has the meaning set forth in Section 2.7(a).

(v)            “Rules” has the meaning set forth in Section 2.7.

(w)            “Shareholder” has the meaning set forth in the Preamble.

(x)            “Shares” has the meaning set forth in the Recitals.

(y)            “Subject Shares” has the meaning set forth in the Recitals.

(z)            “Transfer” has the meaning set forth in Section 1.1.

(aa)          “U.S. Person” has the meaning set forth in Rule 902(k) under the Securities Act.

2.21        Non-Recourse. All claims (whether in Contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, performance or non-performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) may be made by any party hereto or any third party beneficiary of any relevant provision hereof only against the Persons that are expressly identified as parties hereto. No Person who is not a named party to this Agreement, including any director, officer, employee, incorporator, member, partner, director or indirect equityholder, Affiliate, agent, attorney or Representative of any named party to this Agreement that is not itself a named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in Contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) to any party to this Agreement for any liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 2.21.

[Remainder of Page Intentionally Left Blank. Signature Pages Follow.]

The parties hereto are executing this Agreement on the date set forth in the preamble to this Agreement.

THERMO FISHER SCIENTIFIC INC.

By:
Name:
Title:

[Signature Page to Transfer Restriction Agreement]

JON HEIMER If entity:
By:
Name:
Title:

Address:

If individual:

Name: Address:

Schedule A

Name, Address and Email of Shareholder	Number of Common Shares	Number of American Depositary Shares	Number of Common Shares Underlying Company Stock Options
Jon Heimer Invest AB [*****]	3,025,886	0	0
Jon Heimer [*****]	0	12,989	202,732

Exhibit A

FORM OF SPOUSAL CONSENT

The undersigned represents that the undersigned is the spouse of Shareholder and that the undersigned is familiar with the terms of the Transfer Restriction Agreement (the “Agreement”), entered into as of October 17, 2023, by and among Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”), the undersigned’s spouse (the “Shareholder”) and each of the other individuals or entities set forth on Schedule A thereto. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Agreement. The undersigned hereby agrees that the interest of Shareholder in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement and by any amendment, modification, waiver or termination signed by Shareholder. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement, and that such Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes Shareholder to amend, modify or terminate such Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by Shareholder shall be binding on the community property interest of undersigned in all property which is the subject of such Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

Dated: [●]	SPOUSE:

Signature:

Print name:

14